

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

May 31, 2011

Mr. Joseph Kennedy
Pandora Media, Inc.
2101 Webster Street, Suite 1650
Oakland, Calif. 94612

Re: **Pandora Media, Inc.**
Registration Statement on Form S-1
Amended on May 26, 2011
File No. 333-172215

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment two from our letter dated May 5, 2011. We anticipate receiving your discussion of each significant factor contributing to the difference between the fair value of the common stock as of the date of each grant for

the options and restricted stock awards and the estimated IPO price in an amendment after the IPO price range has been determined.

Financial Statements

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Income (Loss) Per Share, page F-8

2. We note your response to comment three from our letter dated May 5, 2011. We anticipate your disclosure of the impact of dividends in the pro forma stockholders' equity or the pro forma net income (loss) per share in a future amendment after an estimated price range per share for the offering has been determined.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Martin A. Wellington, Esq.
    Via facsimile, 650-752-3618